Exhibit 21
EXHIBIT 21
[Item 15(c)]
Subsidiaries of the Registrant
As of December 31, 2021
100% Voting Securities Owned by Registrant

1)Univest Bank and Trust Co. - chartered in the Commonwealth of Pennsylvania - and its wholly-owned subsidiaries as follows:

a.104 S. Oakland Ave., LLC - chartered in the State of New Jersey
b.Girard Advisory Services, LLC - chartered in the Commonwealth of Pennsylvania
c.Girard Benefits Group, LLC - chartered in the Commonwealth of Pennsylvania
d.Girard Investment Services, LLC - chartered in the Commonwealth of Pennsylvania
e.Girard Pension Services, LLC - chartered in the Commonwealth of Pennsylvania
f.Univest Capital, Inc. - chartered in the Commonwealth of Pennsylvania
g.Univest Insurance, LLC - chartered in the Commonwealth of Pennsylvania